Exhibit 99.1

September 9, 2022

Securities and Exchange Commission

100 F Street N.E. Washington DC 20549

Re: TROOPS, Inc. (Previously as “SGOCO Group, Ltd.”)

Dear Sirs/Madams:

We have received a copy of the statements being made by TROOPS, Inc. in Item 4.01 of its Form 6-K dated September 8, 2022 and captioned “Changes in Registrant’s Certifying Accountant.”

We agree with the statements contained therein concerning our firm.

Sincerely,

/s/ Yu Certified Public Accountant P.C.

Certified Public Accountants

99 Madison Avenue, Suite 601, New York NY 10016

Email: Info@yucpa.net